

October 18, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (949) 234-1998

Carl Palmer
President and Chief Executive Officer
Seychelle Environmental Technologies, Inc.
33012 Calle Perfecto
San Juan Capistrano, California 92675

      **Re: Seychelle Environmental Technologies, Inc.
            Amendment No. 2 to Form 10-SB
            Filed September 18, 2006
            File No. 000-29373
            Form 10-QSB for the period ended May 31, 2006
            Filed July 17, 2006**

Dear Mr. Palmer:

       We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. In your next amendment, please update all information to the latest practicable date.

Special Note Regarding Forward-Looking Statements, page 2

   2. We note your response to comment 4 of our letter dated April 24, 2006. Please note that the provisions of the Securities Act of 1933 are inapplicable to your registration statement filed under the Securities Exchange Act of 1934. Nonetheless, you may not refer readers to Section 21E of the Exchange Act or the analogous section of the Securities Act, as the safe harbors provided by these sections specifically exclude statements made by the issuers of penny stock.

Business of Seychelle, page 3

3. We note your response to comment 8 of our letter dated April 24, 2006. To
    provide more balanced disclosure, please quantify, to the extent knowable by you,
    the size of the submarkets within which you operate.

New Products, page 4

4. Please expand the discussion of your license agreement with Aqua Gear USA to
    disclose when you completed development of Pump N'Pure, whether Aqua Gear
    has made efforts to license this product, and, if not, when you anticipate the
    commencement of marketing activities. In addition, please provide this
    information for any other products developed using the Hand Held Pump
    Technology that is subject to the license agreement with Aqua Gear.

5. We note your response to comment 12 of our April 24, 2006, letter. If applicable,
    provide the disclosure requested in that comment to your April 2006 transaction
    with Continental Technologies. In addition, disclose what products, if any, are
    currently subject to the agreement.

Sales Channels, page 5

6. We note your statement that "total sales to Confident, Inc. and affiliated entities
    approximated $90,000." Please revise to clarify whether this includes sales to
    ABMS Health Care.

7. We note your response to prior comment 13. It does not appear that your
    agreement with Vortex was filed in your Form 10-KSB for the year ended
    February 28, 2006. Please clarify whether you have deemed this agreement
    immaterial or, alternatively, file it as an exhibit to your Form 10-SB.

Customers and Competition, page 6

8. Please delete the second sentence of the first paragraph under this heading. This
    sentence may confuse investors because you do not compete directly with these
    companies and operate solely "in a more limited segment of the market as an
    alternative to other sources of drinking water."

9. We note your response to comment 14 of our letter dated April 24, 2006. Please
    expand your discussion in the second paragraph to provide additional information
    with respect to the methods of competition (e.g., price, quality, technological
    advancement, etc…) within the niche market, as well as the number of
    competitors and your relative position within the niche market.

10. We note your response to prior comment 15. Please revise to disclose the percentage of your sales made to each named customer.

Reports to Security Holders, page 10

11. Please revise this paragraph to reflect that this Form 10-SB is effective through lapse of 60 days from the date it was initially filed pursuant to Section 12(g)(1) of the Exchange Act, and that you are therefore subject to the periodic reporting obligations imposed by Section 13(a), including delivery of an annual report.

Management's Discussion and Analysis, page 11
Fiscal Year Ending February 28, 2005 Compared to the Corresponding Period in 2004, page 14

12. We have reviewed your response to comment 18. For the year ended February 28, 2005 you state that the increase in gross profit compared to the prior year is primarily due to decreased cost for outside assembly labor combined with change in product mix. Please quantify the impact of each business reason you identify as contributing to the change between periods. You should also consider discussing the changes in revenues in terms of price and/or volume.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements, page 15

13. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Although you indicate that the table includes principal and interest payments, this only appears to be the case for interest already accrued as a liability as of February 28, 2006. Because the table is aimed at increasing transparency of cash flow, we believe anticipated interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 29, 2003, available at www.sec.gov.

Causes for any material changes from period to period, page 17

14. We note your statements that water consumption increases in the summer months, but that such increased consumption has not affected your sales due to your "relatively low" revenues, while later you note that water should not be considered seasonal because it "is something everyone drinks year round . . . ." Please revise to clarify the basis for your belief that your industry is not affected by seasonal variation in operating performance.

Security Ownership of Certain Beneficial Owners and Management, page 18

15. We note your response to comment 23 of our letter dated April 24, 2006, in which you state that Ms. Beck "is the Trustee of the TAM Irrevocable Trust . . . ." On page 22, however, Ms. Beck is alluded to as "a trustee" of the trust. Please tell us whether Ms. Beck is the sole trustee of the trust or whether there are additional trustees. Please revise accordingly.

Executive Compensation, page 20

16. Please provide us a detailed analysis of how you calculated each amount reported in the columns "Other Stock Compensation" and "All Other Securities." We may have additional comments upon review of your response.

Certain Relationships and Related Transactions, page 21

17. We note your response to comment 28 of our letter dated April 24, 2006. The disclosure appearing under this heading is confusing and repetitive. Please clarify whether your officers are employees operating under employment agreements or, alternatively, are independent consultants. In addition, rather than providing chronological disclosure of such transactions, please consider revising this section to disclose all transactions with each individual officer or director.

18. We have reviewed your response to comment 19. It is unclear how the consulting expense related to Messrs. Parson and Place disclosed in this note agrees to the amounts reported in MD&A under the heading Consulting Fees to Related Parties. For example, according to Item 7 the expense recognized related to Messrs. Parson and Place during the year ended February 28, 2006 appears to total $139,937, while the amount for the same period per page 13 is $201,293. Please revise or advise.

19. Please revise your disclosure to clarify the meaning of, "Effective February 28, 2006, the independent auditors for Seychelle Environmental Technologies, Inc. (the "Company"), terminated its relationship with Armando C. Ibarra as principal auditor for the Company." In this regard, your Form 8-K/A filed on March 15, 2006 indicates that you dismissed Armando C. Ibarra, Certified Public Accountants.

Part II
Recent Sales of Unregistered Securities, page 27

20. We note that your reliance on the exemption from registration provided by Securities Act Section 4(2) is based, in part, upon assertions that each "issuance was an isolated private transaction" and that "there was only one offeree in each

issuance." Much of the disclosure in this section, however, refers to issuances of large quantities of securities to multiple investors that occurred on or around the same date. In light of these multiple sales, please revise your discussion of the applicability of this section to address each transaction as well as whether this exemption would be available if certain of these sales were integrated.

21. We note your response to comment 32 of our April 24, 2006, comment letter. Please revise to disclose your issuances of warrants to the TAM Irrevocable Trust that occurred on March 28, 2005, and July 27, 2005. In addition, revise to disclose the date in December 2004, in which you issued 1,266,667 shares to the TAM Irrevocable Trust in exchange for unpaid interest.

22. We note your response to comment 33 of our letter dated April 24, 2006. We note that your disclosure in Amendment No. 1 stated that the sale of 20,000 shares of unissued common stock for $6,000 took place in the three month period ended November 30, 2005, whereas the only disclosure of a sale of 20,000 shares for $6,000 in Amendment No. 2 is your April 13, 2005, sale to F. Duesler. Please tell us whether the April 13, 2005, sale is the transaction you referred to in Amendment No. 1. In addition, please tell us whether the shares have been delivered and, if unissued, the reason they have not yet been issued.

Annual Financial Statements
Statement of Operations, page 37

23. Please revise your statement of operations to include the loss on the sale of vehicle/equipment within loss from operations. Please refer to paragraph 45 of SFAS 144.

24. If true, please confirm that the provision for income taxes is in fact related to a tax on income rather than state corporation fees, which would not appear to be properly classified as a provision for income taxes.

Note 1 – Organization and Description of Business, page 48

25. We have reviewed your response to comment 36. In light of the fact that 49% of your fiscal 2005 sales were to customers in Asia, it appears likely that sales to individual countries in Asia were material. If so, please disclose the sales attributable to customers by individual countries on that continent. See paragraph 38 of SFAS 131.

Note 2 – Summary of Significant Accounting Policies, page 51
Cost of Sales, page 52

26. We have reviewed your response to comment 37. As previously requested, please revise your disclosure to clarify how you have classified purchasing and receiving costs, inspection costs, internal transfer costs, and other costs of your distribution network.

Product Return Reserve, page 53

27. We have reviewed your response to comment 39. You indicate that were there any estimated returns the related charge would be reflected in cost of sales. Please note that the estimated value of product returns should be reflected as a reduction in revenues rather than a charge to cost of sales.

Issuance of Stock for Services, page 59

28. We have reviewed your response to comment 41. Please provide us with additional information to help us understand that your historical use of the intrinsic value method yields results that are the same as would be indicated using the fair value method. Please tell us the assumptions used in your fair value analysis.

Note 7 – Notes Payable to Related Parties, page 66

29. We have reviewed your response to comments 34 and 35. If true, please revise your disclosure to clarify that upon granting the restricted stock and warrant you reduced an accrual for interest expense recorded during fiscal 2005, rather than retroactively recognizing expense for the issuances in the fiscal year prior to their grant.

30. We have reviewed your response to comment 43. As previously requested, please revise your disclosure to clarify whether the stock was purchased at a price of $0.03 per share or if $0.03 per share was used to determine the number of shares to be issued based on a nominal value attributed to the services already provided or to be provided by the consultants. This comment also requires that you revise footnotes 3 and 6 to the summary compensation table on page 20 to clarify the meaning of the grants at $0.03 per share.

Note 8 – Capital Structure, page 68
Common Stock, page 68

31. You indicate that during the fiscal year ended February 28, 2006 you issued 4,248,334 shares of common stock for $1,013,000 in cash. We note on your

statement of stockholders' equity that you issued 2,474,225 shares in exchange for $566,756 in cash. Please tell us how the remaining 1,774,109 shares you issued for $446,244 in cash have been reflected on your statement of stockholders' equity.

Warrants, page 73

32. We have reviewed your response to comment 45. It is unclear how the first installment of the warrants could precede the grant of the warrants. Please revise your disclosure to clarify.

33. You indicate that you valued the warrants to purchase a total of 1.5 million shares of your common stock using the Black-Scholes model and the following assumptions: risk-free interest rate of 6.5%; expected life of 3 years; dividend yield of 0%; and a volatility of 250%. However, using a strike price of $0.225 per share and a stock price of $0.28, this appears to yield a value for the two warrants in excess of $400,000, rather than the $82,500 you recorded. Please revise or advise with respect to each warrant grant.

34. Please provide us with your analysis under EITF 00-19 supporting your conclusion that the warrants are appropriately classified as equity rather than liabilities. Please provide the warrant agreements as exhibits to your next amendment.

Interim Financial Statements
Note 1 – Summary of Significant Accounting Policies, page 91
Accounting for Stock-based Compensation, page 91

35. We have reviewed your response to comment 49. Under the modified prospective method of adopting SFAS 123R compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. Please tell us how your accounting for outstanding awards that were previously accounted for using the intrinsic value method is consistent with the modified prospective method.

Note 4 – Intangible Assets, page 93

36. Please revise your disclosure to clarify the meaning of the "one-year maturity date" on the common shares issued to Continental Technologies, Inc. Please also disclose the period over which you are amortizing the Redi-Chlor brand name and trademark.

Part III
Exhibits, page 97

37. We note your response to comment 50 of our letter dated April 24, 2006. Your response notwithstanding, the exhibit table still labels exhibit 10E as a purchase agreement with Aqua Gear, while the document incorporated names Gary Hess as the licensor of the hand-held pump technology. The disclosure in your document states that your license is with Aqua Gear. Please tell us whether your licensing agreement is with Gary Hess or Aqua Gear and the connection, if any, between Gary Hess and Aqua Gear. Please revise your document to reflect the person or entity from which you are licensing the technology and augment your disclosure to address any material risks that may result from this arrangement.

Form 10-QSB for the period ended May 31, 2006
Controls and Procedures, page 16
Changes in Internal Controls, page 16

38. Please delete your statement that hiring an internal accountant in July 2006 "should allow the Company to conclude that its disclosure controls and procedures are effective." Such a determination may not be made on a prospective basis. Please also update the disclosure appearing on page 95 to Amendment No. 2 to Form 10-SB to provide this information as of your most recently completed fiscal period.

Exhibits 31.1 and 31.2

39. Please revise your certifications in future filings to exactly match the language specified in Item 601 of Regulation S-B. In this regard, we note that you inserted "annual" into paragraph 4(a), replaced "most recent" with "first" in paragraph 4(d), deleted "(the small business issuer's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d), referred to the "Company" rather than "small business issuer" throughout the certification, inserted "and" at the end of paragraph 2, deleted the "and" following the semicolon in paragraph 4(d), and replaced semicolons with periods and commas, and colons with semicolons in various places in the certifications. This comment also applies to the certifications filed with your Form 10-KSB/A for the year ended February 28, 2006.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Watkinson, Staff Accountant, at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Philip J. Englund (*via facsimile* 760/753-7410)
3460 Corte Clarita
Carlsbad, California 92009